

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Via E-mail
Edward J. DiMaria
Senior Vice President-Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

> **Re:** **Bankrate, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 19, 2011**
> **File No. 333-173591**

Dear Mr. DiMaria:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the prospectus to comply with all applicable comments in our letter dated May 12, 2011 with respect to your registration statement on Form S-1 (registration no. 333-173550).

2. We note that you are registering the registered notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Outside Cover Page of Prospectus

3. As currently represented, the exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release 16623 (March 5, 1980). Please confirm that the exchange offer will be open through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Exchange Offer, page 189

General, page 189

4. Please disclose, if correct, that you will issue registered notes for tendered and accepted outstanding notes promptly after expiration of the exchange offer. See Exchange Act Rule 14e-1(c).

5. We note the disclosure in the sixth paragraph, third sentence that you will return the certificates for any unaccepted outstanding notes "as promptly as practicable" after expiration of the exchange offer. Exchange Act Rule 14e-1(c) requires that you return the certificates for any unaccepted outstanding notes "promptly" upon expiration or termination of the exchange offer, as applicable. Please revise here and throughout the prospectus, as necessary.

Expiration of the Exchange Offer; Extensions; Amendments, page 190

6. You reserve the right to "delay accepting any tendered outstanding notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions, page 191

7. All offer conditions, except those related to the receipt of government regulatory approval necessary to consummate the offer, must be satisfied or waived at or before the expiration of the exchange offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language in the first paragraph accordingly.

Exhibit 5.1

8. Please delete the qualifications and comments contained in the penultimate paragraph as inappropriate in opining that the Registered Notes and the Guarantees are "binding obligations" of the Company and the Registrant Guarantors, respectively.

9. We note the statement in the last sentence that the opinion speaks only as of its date. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Benjamin M. Roth
         Wachtell, Lipton, Rosen & Katz